

09059965

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-49345

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Marathon Finacial Group, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
401 South La Salle Street
(No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

Chicago   Illinois   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Vaile   312-694-6005
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Ste 2045   Chicago,   IL   60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __John Vaile__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

__Marathon Financial Group, Inc__ , as of __December 31__ , 2008

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Notary Public

"OFFICIAL SEAL"
JOHN J. KIELY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/14/2010

This report **contains (check all applicable boxes):
[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
         and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
         methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
         previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARATHON FINANCIAL GROUP, INC.

(An Illinois Corporation)

Financial Statements
Year Ended December 31, 2008, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Marathon Financial Group, Inc.
Annual Report
For the Year Ended December 31, 2008

Table of Contents

Robert Cooper & Company CPAs P.C.
141 West Jackson Blvd. Suite 2045.
Chicago, Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Marathon Financial Group, Inc.

We have audited the accompanying consolidated statement of financial condition of **Marathon Financial Group, Inc..** (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to **Marathon Financial Group, Inc..** as of December 31, 2008 above present fairly, in all material respects, the consolidated financial position of, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60604
February 20, 2009

Marathon Financial Group, Inc..
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	134,807
Loans to shareholders		0
Prepaid taxes		0
Total Assets	$	134,807

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Income taxes payable	$	0
Management fee payable		0
		0

Stockholders Equity

Common Stock - no par value 10,000 shares authorized 1,000 issued and outstanding	1,000
Additional Paid in Capital	11,000
Retained earnings	122,807
	134,807

Total liabilities and stockholders equity	$	134,807

The accompanying notes should be read in
conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Income
For the Year Ended December 31, 2008

REVENUES		
Commissions	$	913,578
Interest and Dividends		0
Total Revenues		913,578
EXPENSES		
Bank charges		65
Office expense		1,400
Regulatory fees		1,250
Management fee		922,000
Total Expenses		924,715
Net profit before provision of income taxes		-11,137
Federal Income tax benefit		-3,609
State tax provision		0
Net Income for year	$	-7,528

The accompanying notes should be read in
conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Changes of Owner's Equity
For the Year Ended December 31, 2008

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances				
January 1, 2007	$1,000	$11,000	$130,335	$142,335
Distributions			0	0
Net Income for year			-7,528	-7,528
December 31, 2008	$1,000	$11,000	$122,807	$134,807

The accompanying notes should be read in
conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities

Net Income	$	-7,528
Items not effecting cash		
Amortization		0

Adjustments to reconcile net income to net cash used in operating activities

Increase in prepaid taxes	
Decrease in prepaid taxes	0
Correction of prior tax payment	-8,754
Decrease in loan to shareholder	100,000
Net cash used in operating activities	83,718

Cash flows from investing activities

redemption of certificate of deposit	0
Net cash used in investing activities	0

Increase in Cash	$	83,718
Cash, beginning of year		51,089
Cash at end of year	$	134,807

No interest expense was paid during the year.

The accompanying notes should be read in
conjunction with the financial statements

1. *COMPANY ORGANIZATION*

Marathon Financial Group, Inc. (The Company) was incorporated under the laws of the State of Illinois on August 30, 1996. Marathon Financial Group, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of FINRA. Marathon Financial Group, Inc. was formed for the primary purpose of engaging in proprietary trading and executing securities transactions for others for a commission. They do not trade for their own account nor do they hold positions or hold customers funds.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company is engaged in a single line of business as a broker in which they execute trades for customers on a commission basis. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as the transactions occur.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

Receivables from brokers and dealers represent primarily cash held on deposit.

Income Taxes

At December 31, 2008, the Company had no taxable income. The statutory corporate federal rate for a personal service corporation is a flat 35%. The Illinois corporate rate is 7.3% of taxable income. Federal Income and state taxes prepaid totaled $800.

MARATHON FINANCIAL GROUP, INC.
(An Illinois Corporation)
Notes to Financial Statements
December 31, 2008

4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Marathon Financial Group, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Marathon Financial Group, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, had $134,807 of net capital which was $129,807 in excess of the required minimum net capital.

5. RELATED PARTIES

The Company pays a management fee to Vaile Financial Group, Inc to pay for operating expenses. During the year the amount paid to Vaile Financial Group was $922,000.

6. SUBSEQUENT EVENTS

Nothing to report.

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2008

Total stockholder's equity	$ 134,807
Unallowable assets	0
Haircut's required	0
Net Capital	134,807
Minimum net capital requirement	5,000
Excess Net capital	$ 129,807
Excess net capital at 1000%	$ 134,807

The accompanying notes should be read in
conjunction with the financial statements

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2008

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Management fee payable	$	0
Taxes payable		0
	$	0

Ratio: Aggregate Indebtedness
to Net Capital   0.0000%
                                                                         to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5:
   There are no material differences between the amount presented in the computation of net capital as
   above and teh amount as reported in the Company's unaudited Part IIA FOCUS report as of
December 31, 2008

The accompanying notes should be read in
conjunction with the financial statements

Robert Cooper and Company CPA P.C.
141 W. Jackson blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required
by SEC Rule 17a-5

To the Board of Directors:
Marathon Financial Group, Inc.

In planning and performing our audit of the financial statements of **Marathon Financial Group, Inc.** for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Marathon Financial Group, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

    (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

    (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 20, 2009

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2008

To the best of my knowledge and belief, the information contained herein is accurate and complete.

John P. Vaile
President
Marathon Financial Group, Inc